Mail Stop 6010
Via Facsimile and U.S. Mail

October 10, 2007

Mr. James Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
25 Health Sciences Drive, Suite 113
Stony Brook, NY 10532

Re: Applied DNA Sciences, Inc.
Amendment No. 8 to Registration Statement on Form SB-2
Filed November 13, 2006
File No. 333-122848

Dear Mr. Hayward:

We have reviewed your filings and most recent response letter furnished via EDGAR on September 26, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 8 to Registration Statement on Form SB-2

General

1.   We acknowledge your response to comment 1. Please amend your registration statement on Form SB-2 to reflect the revisions resulting from our comment letters dated 5/1/06; 12/13/06; 1/25/07; 3/13/07; 5/24/07; and 8/28/07, as applicable. Additionally, please refer to Item 310(g) of Regulation S-B and provide updated audited financial statements for

the years ended September 30, 2006 and 2005, as well as unaudited interim financial statements and related information for the period ended June 30, 2007.

Notes to Condensed Consolidated Financial Information

Note I – Restatement of Quarterly Financial Statements, page F-45

2.   We acknowledge your response to comment 2. Please amend your June 30, 2007 Form 10-QSB to reflect the revised restatement information as presented to us in your letters furnished via EDGAR on July 9, 2007 and September 26, 2007.

Note J- Restatement of June 30, 2005 Quarterly Financial Statements, page F-48

3.   We acknowledge your response to comment 3. Please amend your June 30, 2006 Form 10-QSB to reflect the revised restatement information as presented to us in your letter furnished via EDGAR on July 9, 2007.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M – Restatement of Financial Statements, page F-91

4.   We acknowledge your response to comment 4. Please amend your September 30, 2006 Form 10-KSB to reflect the revised restatement information as presented to us in your letter furnished via EDGAR on July 9, 2007.

*   *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Staff Attorney, at (202) 551-3682 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joe Daniels, Esq.
        Fulbright & Jaworski LLP
        666 Fifth Avenue, 31st Floor
        New York, NY 10103-3198